Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: June 14, 2021

DealMakers Podcast — Published, Sunday June 13, 2021

Participants:

●	Alejandro Cremades, Host, DealMakers Podcast
●	Adam Singolda, Taboola

Alejandro Cremades: Alrighty hello everyone and welcome to the Dealmaker show, so today we have a really amazing founder I think that the journey is going to be remarkable you know the ups and downs and definitely we’re gonna be going through them and I believe that you’re gonna be very inspired with our guest today so without further ado Adam Singolda, welcome to the show.

Adam Singolda: Thanks so much for having me glad to be here today

Alejandro Cremades: So originally born in Israel, start up nation so how was life growing up there?

Adam Singolda: It’s great you know it’s uh, you grow up in a culture where you feel like everything is possible you know, so uh, I call the economy of good enough, you can always try and fail and failing is perfectly fine uh so you know it’s really it’s really great. I grew up in a small town where my father is a guitar player so I was surrounded by art and music and passion you know those were like big things in my house and it was it was amazing

Alejandro Cremades: Do you think that that creativeness and being in a house like that really formed that entrepreneurial spirit of maybe like thinking about a future where you could put a gap you know in that and and, and, and make things better?

Adam Singolda: I think, I think it’s a big part of it mainly because you know I grew up seeing my dad working very hard with very little money by the way uh following his passion and love. Umm you know and that that that goes a long way when you’re a kid because  now that I’m a parent I can tell you it doesn’t matter what you tell your kids it’s all about what they see you do in behavior, it’s almost like a company’s culture like to start a culture behavior is so much more important than a list of words that uh, that you put on your bathroom wall, so so the same is for parenthood and the same for entrepreneurship so you know to grow up seeing my dad have so much passion for music and my mom being such an anchor in our house um you know, to me it was a special experience growing up and now I’m asking myself what do I do as a parent?

Alejandro Cremades: Yeah you it’s funny that you put those in similarities because I always say that children are like startups but there is no exit and you only break even when they let you sleep at night.

Adam Singolda: I know, very true.

Alejandro Cremades: good stuff, amazing, amazing, amazing. So in your case Adam, I mean you had that love for math for computer science too, so I mean obviously that led you into really building your business Taboola too, so tell us about that love and how things really came about for you.

Adam Singolda: So I mean, just a bit about myself I am um married, two kids, one dog. Like you I was able to convince my wife around the pandemic to move to uh outside of the city so I live in New Jersey, you live in Connecticut but um, and you know what’s great about living in New Jersey is that it’s like it’s the new West Village you know so it’s you get to really redefine your dreams and that so now I have a Lego room which is my office really. Um and I’m a bit obsessed and I get to play with my kids and built Legos which we done a lot of during the pandemic. So you know all of that is like the latest.

I moved to um America 11 years ago. I started Taboola 13+ years ago back in my parents house. It’s my first job, so I was never interviewed for a job before so so it’s um I’ve kind of created my own bubble umm early on and the reason I started Taboola was because I couldn’t find anything to watch on tv and I thought I should not be looking for TV shows, TV shows should be looking for me and uh we only have 24 hours a day I was thinking about like it’s a search engine but in reverse you know. Um you go to Google if you know what you want but what happens when you have no idea what you’re supposed to be doing next. And that was kind of my vision, my dream and I went to my mom and I told her, mom the future will be completely the opposite of search and it’s going to be an information revolution and we should power recommendations for the open web and she was like son what the hell are you talking about? Uh, you know, she introduced me to this angel investor, who uh, she barely knew but she said maybe, you know, this guy can help you and you know, that was the very beginning of Taboola.

Alejandro Cremades: Wow and and and why coming to the US I mean, what, what prompted that move?

Adam Singolda: Ah, I thought it, it’s going to be, you know, important for our journey to succeed in the US as an anchor for our business as um and you know, to look for product market fit to see that big media organizations would consider working with us as a recommendation uh partner. It was also a personal dream of mine to move to New York, you know, growing up. So, it was kind of a combination of the two, so uh and you know and having fun was in New York was great uh, just personally as you of doing anything for a long time being in a place that you can have a good time and learn new things matters too. So um I thought New York kind of the the headquarters of the media business would be a great place for us to be and we have offices in 15 countries now. Israel being the biggest one with our product and R&D mainly in Israel but but I’m here and that’s kind of like our headquarters now.

Alejandro Cremades: So what ended up being the business model of Taboola, Adam, so that the people listening really get it?

Adam Singolda: We, you know, power accommodations for the open web, you’ve all seen us before if you’ve been on CNBC or the Today Show today or USA Today or CBSi you you’ve seen recommendations that suggest um things you may like more from CNBC, more from NBC news. Um and then if you click on that you discover either news from the site that you’re on or uh information from all around the web, it could be a product or it could be another piece of information from another site. We, the business model is that we work with publishers, long-term, exclusively, globally again some of the most amazing publishers in the world we never charge publishers, we invest $100 million a year in credit services they might need subscription services, analytics, editorial tools, and then the way that we generate revenue is that when we recommend things to people as some of the recommendations are paid by advertisers very similar to when you go to Instagram and you scroll down to the feed and some of the things you see are from your friends and some of them are paid by advertising and then if you click on it Instagram gets paid and it’s the same with us. If you click on a paid recommendation on our feed of recommendations we get paid and then we share that revenue with our publisher partners, so , so that’s how the business model works. Now, 2020, we finished now with $1.2 billion in revenue almost $400M of Ex-tach which is what’s left for us after we shared the revenue with our publisher partners and over a $100M of adjusted EBIDTA so we are growing profitably um and I’m so humbled by the opportunity to champion the open web and  you know build a win-win company with publishers, journalists, small businesses um and support everybody to have a voice online.

Alejandro Cremades: That’s amazing, but obviously the first five years were not a succeed right?. now you’re looking probably back you know you’re you have like over $1 billion you know in revenue which you need a special calculator to really calculate all of those zeroes like on the first five years it was not easy you know there were multiple instances where you actually thought about even shutting down the company so what happened and what what will really kept you moving?

Adam Singolda: You know I um I think that, first of all the first 5 years, almost 5 years, from 2007 to end of 2011 i you know, we faced having no more money and remember, you know, the only reason companies ever go out of business is no more money you know and we faced that moment in time three times and um every time we we got lucky we worked hard for our luck um at one point our CTO invested and that helps other investors to be to um to want to invest and other times it was for different reasons and um I think in many ways it’s even helped shape our culture because we were there and many of the Taboolars now, people around the world were there when we had 10 people working for Taboola 15 people working for Taboola you know something like that for the first 5 years. Just to give you a, a scale in we were in the first five years we were ten people, five people, twenty people now we have over 300 people apply for a job every day and we hire a person in a half a day so about 45 people a month just to give you an idea of the the scale but many of us were there back then so we remember what it was like when it was very tough. And I think it’s kept us always very humble. uh But passionate and working hard and execute and remember that being first is irrelevant but being the best is the only that that matters.

And I think that became important as we moved from hundreds of thousands of dollars a month in 20 12 to over $200 million in revenue in 2014 and over a $1 billion now and it’s a bit confusing if you walk into our offices in New York there is a big sofa that looks like our logo we have pianos in all of our offices we have a wall that’s all built by Lego, which I love lego as you know and it’s kind of confusing to remember there were a moment where we had money for 2 or 3 months. So, so I really like this concept of being transparent and and talking to, we have Taboola University so if you join Taboola you start by joining our university and I join all of them and we speak about those days. We talk about how important it is to be a flat organization and a transparent organization and talk about mistakes and celebrate mistakes uh as you continue to work hard because uh again the only thing that matters is execution and working as a team towards a single mission nobody cares if you were first second or tenth in what you are doing.

Alejandro Cremades:Absolutely and and during those times where you were either out of money or running out of money what do you what do you think you learn about dealing with uncertainty?

Adam Singolda: I’ll say that I go back in time and I was asking myself what kept me going and some of it  I think was probably just being naïve it was my first job I was so passionate about doing this and changing the world by building a recommendation engine for people to discover what they should do next kind of like a Google in reverse and there’s something beautiful about the naïve because I didn’t know better I never had a job I didn’t know what failure looks like so I just thought this is what companies should should do, keep on pushing and and the second thing is that I think having the team around me really helped um people that are incredible people that um we complete each other we appreciate each other we push each other and that was very helpful. I mean my CTO was with me for 11 years, my COO  and President for almost 10.

We were all then together so you know um so it’s so important when you build your company if you’re listening to this as an investor or as an entrepreneur, it sounds like a cliche but it’s important to make a strong decision about what your culture is and what people you want to join your company. For me it was always about not experience, and about passion, intelligence and kindness and I know I’m right because I look around my, my management team my CRO, and the guy who bring over $1 billion in revenue before Taboola he was a chef, he was cooking for a living, you know. Um My CTO, before this he was in security he didn’t know what CPM wise or CPC or revenue share with publisher, never spoke to a publisher before. And they’re all part of the avengers.

Alejandro (13:13):Yeah. And, you know, it’s a very interesting, you know, that, that fact that you know, going from chef to really, you know, being such a leader, you know, in, in your organization, but, you know, I’m wondering here, as you’re thinking about great people and surrounding yourself by great people, how, especially getting someone that goes from a chef to such an important figure in your business, how do you identify some of that is great, or it has the potential of being great within your organization? What does that look like?

Adam Singolda (13:42):

My, my style of interacting with candidates who consider joining Taboola is one I share with them a problem, a real problem that I have. So that’s but I, in general that you should also know that I, I care very little about sharing things that you may use against me, because I feel like I can copy your logo or your website pitch, but I can never copy your culture and execution ability. So again, I cared very little about if, you know, I I’m excited about e-commerce or video or gaming. Yeah. You should know I’m excited about it. So what the, the distance between knowing I’m excited about something and actually being great at it is a world of difference. So what I do is I, I think a problem that I can share, not something too sensitive or too, you know that I can share, but I, I choose something that I can share, but a real problem that I have, and I share it with you and I, and together, we, I wanted to collaborate on how do you think about this problem?

Adam Singolda (14:38):

And even if you’re not an expert in my field, it’s an opportunity for you to see how I think, and for me to see how you think. So I do that and I think an hour or two hours, and maybe multiple meetings to just walk you through a real, I find that to be such a better use of time than you’re telling me about your resume, which you probably wrote really well. And to me, especially as if I’m not from this country, I mean, Israeli, sometimes it’s harder for me to understand, you know, the cultural, you know, smaller things. So I’d other just gets more raw and talk about experiences and get to know you and you would get to know me. The second thing I do is I, I tried to get a cup of coffee or, or, you know, or a beer and just talk about life, right.

Adam Singolda (15:23):

So, you know, I may share with you how it, you know, how I think about raising kids in America and how I talked to my son about the Avengers and the difference between good and bad, then I want to see what you think about it then, and you might share something about you that you care about and passionate about. And it’s an opportunity to just get an access to the human side of things, not only business. And then I’m okay with making a mistake. I take a bet on people. If I know, if I have to take a bet, I bet on people. And, and a lot of times I find this to be the best way to kind of discover people that are great for your journey. And the last thing I’ll say is that people that you took a chance on them, eventually long-term take a chance on you and are more loyal and they work with more direct with you. And they, don’t afraid of updating your LinkedIn every once in awhile to make sure someone is calling them for an interview. So I just find that to be, you know, work, at least for me, that that was helpful.

Alejandro (16:21):

Well, that’s very powerful. And, and, and as we’re thinking about great people too, I mean, you obviously needed great investors as well, not to build this up. So, so how did you guys go about capitalizing the business on how did that look over time? I mean, and we’ll get into the aspect that you guys just did recently, which I think is going to be very interesting for our listeners, but let’s talk about, you know, how you went about capitalizing the business and surrounding yourself by people that really were aligned with your vision and with the path forward that you had created.

Singolda (16:49):

Yeah. The early investors were people that, again, I had no experience. I never had a job before. And in general, I feel that people who start a business, the first investors usually invest because of you, not because of your idea, not because of, you know, other things they choose you, that’s the bet taken, whether that’s hundreds of thousands of dollars around or seed round or millions of dollars, it doesn’t matter. They choose you, you are the investment. And then over time as we as we became bigger, we were able to you know, attract more investors that are looking for growth stories like fidelity and Comcast and others. So I feel like the best way to look at raising money is always asking yourself, what stage are you in and be honest with yourself and you know, against that stage, reach out to people that might find you exciting and interesting and relevant.

Singolda (17:41):

And then now as we were going to public, you know, we, we had a roadshow and, you know, talking to the pipe investors, and I was very excited to, you know, get people such as fidelity federated, hedosophia, Darren capital, and others, to agree, to invest into Taboola. And we over, you know, over half a billion dollars between our spike and type investors as we go public hopefully soon. So that that’s been, that’s more of a recent thing, you know? But in any stage, I think you always have to ask yourself where, where really are you at, and against that stage, try to talk to people that would make decision. That would be good

Singolda (18:25):

Before going before the spac we’ve raised about $160 million. Okay. We barely used any of it. So w we have now over $200 million in the balance sheet, we’ve been profitable for a long time. And it was always important to us to grow profitably so that we can reinvest in ourselves in a, we can always make mistakes and be okay with that, to be part of the future, and to be able to have that culture you need you need to have resources to do it. And then I’m going to probably we’re know, we’re raising over half a billion dollars between the SPAC itself and the pipe investors. So that’s, that’s overall how much we’ve raised.

Alejandro (19:06):

So tell us about this back, because, you know, there’s definitely a lot of talk about sparks and, and I’m sure that our listeners are really going to enjoy, you know, what has been your experience, you know, we spoke and how he came about.

Singolda(19:17):

I had a great experience and we were I knew the, the SPAC sponsor from beforehand because they have a pre-op PO fund and we were in conversation and he invested in great companies like Monday and five-year and others. So I knew him, our chairman knew him. And so we, we got, we got, we always wanted to go probably for, I would say for a long time, we wanted to go public and you have many ways to go public. You can go public vs spac or traditional IPO or direct listing. And, and there’s, we as, and I got to talk to Gilad about it. It was very valuable for, for me and for the team to have someone we know and trust that would eventually join the board of directors. He has experience in public markets and actually in a spec product versus traditional IPO.

Singolda (20:04):

What you get is that at the very early stages of going public, you talk about valuation, which investments you should go after the process, the journey. And it was really nice to have that conversation at the very beginning versus at the end and together with Gilad was it was a good fit, I will say, also in terrible as a technology company, but people do business with people. And if you think about working with someone for the next 10 years, it was valuable to have someone we trusted and wanted to do this together with. So that’s how we, you know, we got to the spac idea and specifically why we we work with ion and why they agreed to work with us. And then now we’re we, we, we hope to be in the last, you know, kind of, of this process and shouldn’t be treated as TBLA on the NASDAQ.

Alejandro (20:53):

That’s amazing. I mean, what an incredible accomplishment. That’s amazing. So, so I guess, you know, obviously here, we’re talking about, you know, some of the different stages, the different phases that the company has gone through and this incredible milestone now of being publicly listed now, you know, obviously that, there’s a word really, that, that is behind that, and that is execution. I mean, you guys have been able to, to execute well, but if I was to tell you, you know, because obviously you have, you look at execution from maybe your own lens, a different lens, what is execution for you, how you define execution?

Singolda (21:29):

I mean, I think execution is a combination of dream big and going do it, and, and it’s a combination of never lose the ability to to redefine your dreams. And that that’s a combination of short term and long term just yourself, who can I be and how big can it be? And have the courage to go and do something, even if I told you you’re going to fail doing it. So that if I told you in 10 years, you’re going to fail, would you still do it? And if the answer is, yes, you’re you, you’re doing the right thing, you know, you’re, you’re having the right dream. So that’s the first part. Then the second thing is having a culture and people around you that have a competitive advantage in going and executing against that dream. That’s to me, you know, kind of the DNA and what, what the recipe that make great companies grow profitably and keep reinventing themselves.

Singolda (22:23):

So that, that’s kind of what I’m looking. You know, what I’m looking at then is also why it’s fun because otherwise, you know, it’s Taboola and I want to believe that all of us are co-writing the story. He called it, the bullet, like we’re all, co-founders now we have 14 co-founders at the board and nobody feels like an employee. And to me, that’s such a great place to be because then we can keep pushing each other and execute towards that thing. And that’s what makes companies different. It’s not about my MBA experience or how great my resume is or how much money I have or who, how great of a name investor is it for me, especially in today’s world. It’s so much about a group of people working together towards that one mission and being able to excite the market. And for us at Taboola, it’s about looking at a 60 plus billion dollar open web internet that most of the advertising online, as we all see it still banners that were invented 27 years ago. If you think about when’s the last time you clicked on a banner, it’s probably was five years ago by mistake. So, and I think Instagram is a beautiful product and we chat and Tiktok and I think the future of the internet will look like them. So, so that’s the journey we’re taking, you know, being the recommender for the open web, as it transforms from banners to feeds of suggestion, much like we’re seeing on social networks and that’s a big dream. And I feel like we have a good shot at doing it

Alejandro (23:54):

And talking about dreams. So imagine you were to go to sleep tonight and you wake up in a world that, eh, you know, where the vision of Taboola is fully realized, what does that world look like?

Singolda (24:07):

Yeah. I don’t know if I’m, if I’m able to think of a fully realized. I always think there is a, I’m less, I’m less of a person that looks back and smells the roses. I’m more about there’s so much to be done. So I don’t know if I can easily relate to the question, but but in terms of big dreams, we had to have us and what could be awesome. You know, we’re thinking about how we can expand our recommendation to be recommending anything. So how can we can recommend your e-commerce so you can buy through the border and how we can bring more TV experiences to the open web. So video gaming, and then maybe on the other side of it, how could you see as a consumer to Bula beyond the browser, maybe on your connected TV at home, maybe as you buy a mobile device, we just announced a partnership with Samsung in Brazil.

Singolda (24:54):

So if you buy a Samsung device in Brazil, we are your newsfeed on your device. That is awesome. You know, maybe one day we should be in your car. I have Spotify in my car, but why don’t I have this podcast on my car powered by the Buddha? You know, so over time I want to be everywhere. So that would be a great place. I would love to wake up and have to blend my car on my TV, on my phone and on their program. They have to be a great morning and still, I would probably ask myself, what else do we need to do?

Alejandro (25:23):

I love it. I love it. So now I’m going to put you in a time machine, and I’m putting you in this time machine where I’m bringing you back to 2007 to that moment where, you know, you were thinking about maybe, you know, bringing tabla to life and you have the opportunity of speaking with your younger self. And you’re able to give that younger Adam, one piece of advice before launching the company, what will that be? And why based on what you know, now,

Singolda (25:50):

I think the best advice I would give myself or my, or my kids or anyone is you know, through you live once. And if you have to make a bet, bet, people, which I told you earlier, and mainly because everything will change around you all the time. It’s the nature of life we go up, we go down new things happen. Especially as an entrepreneur, it’s amazing. And it’s so hard to explain the gap between your highs and lows. You have days when everything is amazing and days where everything is crap, you know, and you feel have to be the S you know, a healthy, mentally healthy person that’s driving this ship and keep pushing it forward. But the only thing that never changes is the environment to create around you and the people that you look to join you. And that’s the best advice that will never change.

Singolda (26:44):

That is a very long-term decision you make. That is your anchor. People get feel you have when you enter the office, right. Or when you look at your emails, when you interact with your clients. So to me, the best advice is people. I wouldn’t change anything. You know, I wouldn’t want to succeed more. During those five years, I felt like it was an important part of my journey to to go through those experiences, to meet those people, to learn what, you know, good and evil look like, which I speak with my kids all the time, about, as we talked about Thanos versus the Avengers, of course, every day as we build Legos and things like that I’m fascinated by superpowers and, you know good and bad. So I wouldn’t change those things because they taught me so much. And my advice would be bet on people

Alejandro (27:38):

Amazing for the people that are listening, what is the best way for them to reach out and say, hi,

Singolda (27:44):

I’m all over the place. I’m on Twitter, I’m on Instagram. You can email me my anatomy. That’s confidently a straightforward I’m employee. Number one. So you can even want me to say, I feel free to reach out, say hi, and thanks for listening.

Alejandro (28:02):

Amazing. Well, thank you so much for being on the show. Thank you. If you like the show, make sure that you hit that subscribe button. If you could leave a review as well, that will be fantastic. And if you got any value, either from this episode or from the show itself, share it with a friend, perhaps they also appreciate it. So also remember that if you need any help, whether it is with your fundraising efforts or with selling your business, you can reach me@alejandroatpantheraadvisors.com.

Alejandro (28:35):

You’ve reached the end of another episode of the makers podcast for free resources and materials, head over to Alejandro crim modus.com. Thank you for listening and see you at the next episode.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com.  Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.